SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Irvine Sensors Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

463664-50-8

(CUSIP Number)

3001 Redhill Avenue, Costa Mesa, California 92626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No.

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) John C. Carson

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐

3.	SEC use only

4.	Source of funds N/A

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or place of organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole voting power 260,917 8. Shared voting power 7,567 9. Sole dispositive power 260,917 10. Shared dispositive power 1,126,669

11.	Aggregate amount beneficially owned by each reporting person 1,487,586

12.	Check if the aggregate amount in Row (11) excludes certain shares	☐

13.	Percent of class represented by amount in Row (11) 9.5%

14.	Type of reporting person IN

Item 1. Security and Issuer

This statement on Schedule 13D/A relates to the Common Stock, par value $0.01 (the “Issuer Common Stock’”) of Irvine Sensors Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Redhill Avenue, Costa Mesa, California 92626.

Item 2. Identity and Background

(a) The name of the reporting person is John C. Carson.

(b) Mr. Carson’s business address is 3001 Redhill Avenue, Costa Mesa, California 92626.

(c) Mr. Carson’s principal occupation is as President of the Issuer, and his principal business address is at the address of the Issuer at 3001 Redhill Avenue, Costa Mesa, California 92626.

(d) During the last five years, Mr. Carson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Carson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f) Mr. Carson is a U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The purpose of this amendment is to disclose that Mr. Carson entered into a trading plan (the “Trading Plan”) dated March 8, 2004, with a third party broker (the “Broker”) pursuant to the provisions of Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended. The Trading Plan provides for the sale of 8,000 shares of the Issuer’s common stock every Friday starting March 12, 2004, subject to certain contingences. The Trading Plan will terminate on March 12, 2005, unless terminated earlier in accordance with the provisions of the Trading Plan. The shares to be sold are held in the name of the Irvine Sensors Corporation Cash and Deferred & Stock Bonus Plan FBO John Carson. Mr. Carson will not have discretion over the sales transactions under the Trading Plan. Any sales transactions under this Trading Plan remain subject to the restrictions and filing requirements mandated by SEC Rule 144.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this amendment, Mr. Carson has beneficial ownership of 1,487,586 shares of the Issuer’s Common Stock, constituting approximately 9.5% of the Issuer’s shares outstanding based on the number of shares outstanding as of January 31, 2004 as reported in the Issuers’ latest Quarterly Report on Form 10-Q.

(b) As of the date of this amendment, Mr. Carson has (i) sole power to vote, or direct the vote, over 260,917 shares (which includes 244,250 shares issuable upon currently exercisable options), (ii) shared power to vote, or direct the vote, over 7,567 shares (which includes shares held in the name of Mr. Carson’s wife as separate property), (iii) sole power to dispose of, or to direct the disposition, of 260,917 shares (which includes 244,250 shares issuable upon currently exercisable options) and (iv) shared power to dispose, or to direct the disposition, of 1,226,669 shares (which includes the 7,567 shares held in the name of Mr. Carson’s wife as separate property, 48,924 shares held in a subaccount for Mr. Carson under the Issuer’s Non-Qualified Plan (the “Non-Qualified Plan”) for the benefit of Mr. Carson and 1,170,178 shares, consisting of 1,052,451 outstanding shares and 117,727 shares issuable upon exercise of currently exercisable warrants, held in Mr. Carson’s individual subaccount under the Irvine Sensors Corp. Cash or Deferred & Stock Bonus Plan Ret. Plan (the “Ret. Plan”)).

(c) On March 2, 2004, the Issuer’s Board granted Mr. Carson an immediately exercisable option to purchase 150,000 shares of its Common Stock at an exercise price of $3.62 per share. Other than the foregoing, and the entering into of the Trading Plan discussed above under Item 4, there were no transactions in the Issuer’s Common Stock effected during the past sixty days by Mr. Carson.

(d) An administrative committee (the “Administrative Committee”), currently comprised of Robert G. Richards, John J. Stuart, Jr. and Joanne Dunlap, has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the securities held by the Ret. Plan for the benefit of Mr. Carson, as well as the any securities held under the Non-Qualified Plan for the benefit of Mr. Carson. The Administrative Committee has voting and investment power over all securities held under the Plan and the Non-Qualified Plan. Mr. Carson has limited ability to direct the liquidation of assets in his subaccounts in contemplation of retirement, subject to affirmative consent of the administrative committee.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Carson entered into the Trading Plan as of March 8, 2004. See Item 4 above.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2004	/s/ JOHN C. CARSON

John C. Carson